SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ORBIT INTERNATIONAL CORP.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

685559-10-6
(CUSIP Number)

Elliot H. Lutzker, Esq.
Snow Becker Krauss P.C.
605 Third Avenue, New York, New York 10158-0125
(212) 687-3860
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

July 5, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of
Section 18 of the Securities Exchange Act of 1934 (the AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
 Notes).







CUSIP No. 685559-10-6

_________________________________________________________
___________________________________
_
1)	Name of Reporting Person - I.R.S. Identification Nos. of above person.
Dennis Sunshine
___________________________________________________________
_________________________________
_
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [   ]
(b) [X]
_____________________________________________________________
_______________________________
_
3)	SEC Use Only

______________________________________________________________
______________________________
_
4)	Source of Funds (See Instructions)
OO (Disposition of shares)
_______________________________________________________________
_____________________________
_
5)	Check Box If Disclosure of Legal Proceedings Is Required
 Pursuant to Items 2(d) or 2(e).. [  ]
_____________________________________________________________
_______________________________
_
6)	Citizenship or Place of Organization
 U.S.A.
____________________________________________________________
________________________________
_
                                             7)            Sole Voting Power
 115,841

NUMBER	8)	Shared Voting Power
OF SHARES		231,538
BENEFICIALLY
OWNED BY	9)	Sole Dispositive Power
EACH	             115,841
REPORTING
PERSON WITH	10)	Shared Dispositive Power
231,538

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
347,379
___________________________________________________________
_________________________________
_
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares	(See Instructions)    [   ]
__________________________________________________________
__________________________________
_
13)	Percent of Class Represented by Amount in Row (11)
15.78%


______________________________________________________
______________________________________
_
14)	Type of Reporting Person (See Instructions)
IN
_______________________________________________________
_____________________________________
_


Item 1.	Security and Issuer.

This statement (this AStatement@) relates to the common stock, par value $0.10 per share (ACommon Stock@) of Orbit International Corp., a Delaware corporation (AOrbit@). The principal executive offices of Orbit are located at 80
Cabot Court, Hauppauge, New York 11788.


Item 2.	Identity and Background.

(a)	This Statement is being filed by Dennis Sunshine.

(b)	The business address of Dennis Sunshine  is c/o Orbit
 International Corp., 80 Cabot Court,
Hauppauge, New York 11788.

(c)	Dennis Sunshine is Chief Executive Officer, President and
a director of Orbit. Orbit is engaged in the design, manufacture and sale of customized electronic components and subsystems, and the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display.
Its principal office is located at 80 Cabot Court, Hauppauge, New York 11788.

(d)-(e) Dennis Sunshine has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or
mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) 	Dennis Sunshine is a citizen of the United States.


Item 3.	Source and Amount of Funds or Other Consideration.

The event which requires the filing of the Statement is the sale of an aggregate of 22,000 shares of Common
Stock by Dennis Sunshine from June 20, 2002 to July 5, 2002
 pursuant to the Rule
10b5-1 Trading Plan, dated April
26, 2002 between Dennis Sunshine and UBS PaineWebber Incorporated (the ARule 10b5-1 Trading Plan@).


Item 4.	Purpose of Transaction.

The 22,000 shares of Common Stock were sold by Dennis Sunshine pursuant to the Rule 10b5-1 Trading
Plan.

Except as otherwise described herein, Dennis Sunshine does not have any plans or proposals as of the date
hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.





Item 5.	Interest in Securities of the Issuer.

(a) 	At the date of this Statement, Dennis Sunshine beneficially owns
 347,379 shares of Common Stock
of Orbit, which includes 230,538 shares held by Mr. Sunshine=s wife and 1,000 shares held in her IRA and options to
purchase 91,666 shares of Orbit=s Common Stock. This represents approximately 15.78% of the 2,109,196 total number of issued and outstanding shares of Common Stock of Orbit as of April 19, 2002.

(b) 	Dennis Sunshine has sole disposition and voting power with respect to
115,841 shares of Common
Stock of Orbit and shares investment and voting power with his wife with respect to
 231,538 shares of Common Stock
of Orbit.

(c) 	From June 3, 2002 to June 19, 2002, Dennis Sunshine sold an
aggregate of 26,000 shares of
Common Stock pursuant to the Rule 10b5-1 Trading Plan Stock in open market transactions as follows:


Date of Sale
# of Shares Sold
Sales Price Per Share

June 3, 2002


2000

$4.59
June 4, 2002

2000
$4.36
June 5, 2002

2000
$4.31
June 6, 2002

2000
$4.19
June 7, 2002

2000
$4.26
June 10, 2002

2000
$4.57
June 11, 2002

2000
$4.68
June 12, 2002

2000
$4.73
June 13, 2002

2000
$5.04
June 14, 2002

2000
$4.89
June 17, 2002

2000
$4.67
June 18, 2002

2000
$4.80
June 19, 2002

2000
$4.73

(d) 	Not Applicable.

(e) 	Not Applicable.




Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship
(legal or otherwise) between Dennis Sunshine and any other person or entity with respect to any securities of Orbit, including, but not limited to, transfer or voting of any of the securities, finder=s fees,
joint ventures, loan or option
arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.	Material to be Filed as Exhibits.

None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: July 9, 2002



       _/s/ Dennis Sunshine________
Dennis Sunshine





























S:\dlb\Orbit Int. Corp\Schedule 13D\Schedule 13D-Sunshine 7-02.doc

1